Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                                                                               September 11, 2017
Branch Chief
Office of Manufacturing and Construction

Re:	Procter & Gamble Co.
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 7, 2017
File No. 1-00434

Dear Mr. Cash,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated September 1, 2017.  We have repeated your comments below in italics and have included our responses to each.

Form 10-K for Fiscal Year Ended June 30, 2017

General

1.
You stated in your letter to us dated January 21, 2015 that your subsidiaries sold and would continue to sell products into Sudan and Syria. Sudan and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10-K contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any goods you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response

Sudan
As anticipated in our response to the SEC dated January 21, 2015, P&G and Procter & Gamble International Operations S.A. ("PGIO"), a Swiss subsidiary of P&G located in Geneva, Switzerland, continued shipments of anti-dandruff shampoo and feminine care products to Sudan through its licensed distributor as authorized under specific licenses from the Treasury Department's Office of Foreign Assets Control ("OFAC").

The general license granted in January 2017 amending the Sudanese Sanctions Regulations and authorizing broader transactions with Sudan obviated the need for specific licenses in favor of P&G and PGIO to continue these activities and permitted expanded sales and exports to Sudan. Accordingly, since the general license was granted in January 2017, P&G via PGIO, and Procter & Gamble Middle East FZE ("PGME"), a Dubai-based subsidiary of P&G, have operated under the general license to sell and export anti-dandruff shampoo, feminine care products, laundry detergent, male razors, and diapers to their distributor.  Additionally, P&G, PGIO, and PGME plan to sell and export into Sudan additional product categories, such as more hair care products and hand dish detergent, under the general license. The relationship with our distributor is managed by limited persons who have received specialized training on the permitted scope of activities for the OFAC licenses.

Syria
Since our January 21, 2015 letter to the SEC, pursuant to the general licenses granted in 2014 in respect of services supporting the delivery of non-U.S.-origin medicines and medical devices in the Syrian Sanctions Regulations, P&G via PGIO continued the export and sale of toothpaste, toothbrushes, anti-dandruff shampoo and feminine care products to several distributors that are Syrian private companies in which P&G has no ownership interest. Additionally, in July 2015, the export and sale of anti-dandruff shampoo and feminine care products as described above was undertaken under the general license by PGME.

P&G, PGIO and PGME put measures in place, where necessary, to ensure that the exported products were neither of U.S. origin nor contained more than de minimis amounts of U.S.-origin content. Moreover, the relationship with the Syrian distributors is managed by limited persons who have received specialized training on the permitted scope of activities for the OFAC licenses.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

The limited business activities outlined above are not material to P&G, and none of these activities presents a material investment risk to P&G's investors.

Total consolidated global P&G revenues for the last three fiscal years were:

Total P&G:
FY 14/15 - $70.7 billion
FY 15/16 - $65.3 billion
FY 16/17 - $65.1 billion

Total revenues for Syria and Sudan for the last three fiscal years were approximately the following:

Sudan:
FY 14/15 - $793 thousand
FY 15/16 - $344 thousand
FY 16/17 - $1.76 million

Syria:
FY 14/15 - $1.0 million
FY 15/16 - $338 thousand
FY 16/17 - $0

In quantitative terms, these revenue totals for Syria and Sudan, which comprise in the aggregate each year less than 0.003% of P&G's total overall revenue, are not material. Additionally, assets and liabilities reported in these countries did not exceed $100 thousand as of the end of any of the above periods.  We do not maintain a physical presence in Sudan or Syria, nor do we have employees in those countries.

In qualitative terms, the nature of our contacts with these countries is very limited, is for the purpose of selling consumer products used to enhance the day-to-day life of ordinary citizens, and is conducted in compliance with applicable sanctions and under applicable licenses. We carefully consider applicable sanctions and their application to our business as it changes over time to help ensure that P&G avoids any potential legal or reputational risk that could arise from non-compliance.

After taking into consideration both quantitative factors and qualitative factors, P&G believes that neither the sales of our products under OFAC licenses and general authorizations nor the potential impact of the investor sentiment towards such operations associated with Sudan and Syria is material.  Accordingly, P&G believes that its subsidiaries' past and future dealings with these countries do not constitute a material reputational or investment risk for P&G's shareholders.  We reached this conclusion based on the following:  (i) the nature of the products sold are consumer products; (ii) our business dealings in these countries are conducted in compliance with applicable U.S. laws relating to the sales of these products in these countries; (iii) current sales to Syria and Sudan are, and any future sales to these countries will be, licensed by OFAC (under specific or general licenses) to meet humanitarian needs of the local populations; and (iv) the amount of sales, assets and liabilities in these countries both individually and in the aggregate is immaterial relative to total consolidated global P&G sales, assets and liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Estimates

Goodwill and Intangible Assets, page 28

3.
We note the Shave Care goodwill and Gillette indefinite-lived intangible asset cushions have decreased to below 10% in fiscal year 2017. As these assets appear material in relation to your total assets, please expand your disclosures in future filings beginning with your next quarterly report, to provide: a comprehensive description of the specific material assumptions that drive the estimated fair values, a discussion of the uncertainties associated with each key assumption, a discussion of potential events, trends and/or circumstances that could have a negative effect on estimated fair values, and a sensitivity analyses that demonstrate how changes in each key assumption would impact estimated fair values.

Response

In response to the Staff's comment we will revise future filings, beginning with our next fiscal quarter, to provide a more comprehensive description of the material assumptions that drive the estimated fair values, a discussion of the key uncertainties associated with those assumptions, a discussion of potential events, trends and/or circumstances that could have a negative effect on estimated fair values, and a sensitivity analysis summarizing the impact of changes in those assumptions on estimated fair values

Measures Not Defined by U.S. GAAP

Core EPS, page 31

4.	We note you disclose an adjustment for certain European legal matters in your determination of Core EPS for fiscal 2016. Please explain why there is not a similar adjustment for 2017.
Response

With respect to the European legal matters, there were no charges incurred in fiscal 2017.  Accordingly, there was no similar adjustment in 2017.  For perspective, most of the charges for these matters were accrued and disclosed during fiscal years 2014 and prior.  The final assessments and fines were determined at various dates through fiscal 2016, resulting in minor adjustments to the original accruals during fiscal 2015 and 2016.  There was no further activity related to these matters that resulted in additional charges in fiscal 2017.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Sandy Lane
      Associate General Counsel